UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders to be held on October 9, 2024

ICL - GROUP LTD.

Wednesday, October 9, 2024

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

IMPACT FOR A SUSTAINABLE FUTURE

www.icl-group.com

NOTICE OF EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of ICL Group Ltd. (the “Company”) will be held on Wednesday, October 9, 2024, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, or via Microsoft Teams at https://teams.microsoft.com/dl/launcher/launcher.html?url=%2F_%23%2Fl%2Fmeetup-join%2F19%3Ameeting_MmIyYTJhYTAtMjIyYS00ZmNhLWFkOGYtYTAxOWFiYmZiNTYz%40thread.v2%2F0%3Fcontext%3D%257b%2522Tid%2522% 253a%2522802762d2-02c4-4677-98ba-54060a234204%2522%252c%2522Oid%2522%253a%252222e45515-b4cf-46f7-bd8e-02d2af6f2692%2522%257d%26anon%3Dtrue&type=meetup-join&deeplinkId=241f324e-5294-4bfd-8ca5-40b4de11b 223&directDl=true&msLaunch=true&enableMobilePage=true&suppressPrompt=true, for the following purposes:

(1) Re-election of Ms. Dafna Gruber as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term; and

(2) Approval of an Amended and Restated Compensation Policy for Office Holders, including the application of the financial goals’ adjustments in amended Section 7.6 thereof for purposes of calculating the annual bonus payout for 2024 of the Executive Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company.

Our Board of Directors recommends that you vote “FOR” each of the proposals that are described in the attached Proxy Statement.

If you are a holder of record of our ordinary shares as of the close of business on August 29, 2024 (the “Record Date”), you are entitled to receive notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof. This also applies if you held ordinary shares through a bank, broker, or other nominee (i.e., in “street name”) that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date. If you held our ordinary shares through the Tel Aviv Stock Exchange (“TASE”) on the Record Date, you are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof.

The accompanying proxy statement includes important information about the Meeting and the voting process. Please read it carefully and remember to cast your vote.

Record holders: Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. If you are a shareholder of record and will not attend the Meeting in person, you are requested to complete, date, and sign the enclosed form of proxy and return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you are a shareholder of record and attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

02/19

NOTICE OF EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

Beneficial holders: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name”. Your broker, bank, or nominee will provide you with instructions that you must follow to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shares traded on the TASE: If you hold your shares through a member of the TASE, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may review the full version of the proposed resolutions in the proxy statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon prior coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844400), until the Meeting. Our Company’s representative is Aya Landman, VP, Chief Compliance Officer & Company Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844435).

By Order of the Board of Directors, Aya Landman, Adv. VP, Chief Compliance Officer & Company Secretary August 21, 2024

03/19

NOTICE OF EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” “ICL,” “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, October 9, 2024, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Microsoft Teams at https://teams.microsoft.com/dl/launcher/launcher.html?url=%2F_%23%2Fl%2Fmeetup-join%2F19%3Ameeting_MmIyYTJhYTAtMjIyYS00ZmNhLWFkOGYtYTAxOWFiYmZiNTYz%40thread.v2%2F0%3Fcontext%3D%257b%2522Tid%2522% 253a%2522802762d2-02c4-4677-98ba-54060a234204%2522%252c%2522Oid%2522%253a%252222e45515-b4cf-46f7-bd8e-02d2af6f2692%2522%257d%26anon%3Dtrue&type=meetup-join&deeplinkId=241f324e-5294-4bfd-8ca5-40b4de11b 223&directDl=true&msLaunch=true&enableMobilePage=true&suppressPrompt=true.

AGENDA ITEMS

The agenda of the Meeting is to consider and vote upon the following:

(1) Re-election of Ms. Dafna Gruber to serve as an external director, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”) for a second three-year term; and

(2) Approval of an Amended and Restated Compensation Policy for Office Holders, including the application of the financial goals’ adjustments in amended Section 7.6 thereof for purposes of calculating the annual bonus payout for 2024 of the Executive Chairman of the Board of Directors and the Chief Executive Officer of the Company.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

BOARD RECOMMENDATION

Our Board of Directors recommends a vote FOR the approval of each of the proposals set forth in this Proxy Statement.

WHO CAN VOTE

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on August 29, 2024 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.

04/19

HOW YOU CAN VOTE

How you vote depends on whether you are shareholder of record, shareholder in “street name” or shareholder who holds shares that are traded on the TASE. You are a shareholder of record if the share certificate or book-entry position is registered in your name at our transfer agent. You are considered the beneficial owner of shares held in “street name” if your shares are held in a stock brokerage account or by a bank or other nominee. You are considered a shareholder who holds shares that are traded on the TASE if your shares are held through a member of the TASE.

SHAREHOLDERS OF RECORD

If you are a shareholder of record, you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting (i.e., 10:00 a.m. (Israel time) on Monday, October 7, 2024), unless a shorter period is determined by the chairman of the Meeting.

SHAREHOLDER IN “STREET NAME”

If you are a beneficial holder (i.e., you hold your shares in “street name”), your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

HOLDER OF SHARES TRADED ON TASE

If you hold your shares via a TASE member, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA), to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Company Secretary. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our Ordinary Shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

05/19

CHANGE OR REVOCATION OF PROXY

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in "street name", you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed Hebrew written ballot, together with a valid ownership certificate (as of the Record Date), to the Company’s offices no later than four hours prior to the designated time of the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the Meeting.

SOLICITATION OF PROXIES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 4, 2024, and will be solicited mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.

QUORUM

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy, written ballot or via the ISA’s electronic voting system, and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to October 16, 2024, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, written ballot or via the ISA’s electronic voting system, shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

 06/19

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS

On August 15, 2024, 1,290,205,828 Ordinary Shares were issued and outstanding (excludes 24,589,836 Ordinary Shares held by us and our subsidiaries).

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of each of the proposals.

In addition, the approval of the re-election of Ms. Gruber as an external director under Item 1 is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder’s relationship with a controlling shareholder) voted in favor of the election of the external director (abstentions and broker non-votes are disregarded); or (ii) the total number of shares voted against the election of the external director by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company.

In addition, the approval of  the proposal under Item 2 is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority for Compensation"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted in favor of the proposal (abstentions and broker non-votes are disregarded); or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on proposals 1 and 2 inform the Company, prior to voting on such proposals at the Meeting, if the shareholder has a personal interest in the proposals (in the case of Item 1, excluding a personal interest that is not related to the shareholder's relationship with a controlling shareholder); otherwise, a shareholder’s vote will not be counted for the purposes of the proposals. In accordance with regulations promulgated under the Israeli Companies Law, a shareholder voting via proxy card or written ballot will be deemed to have confirmed that he/she/it does not have a personal interest in such proposals, unless the shareholder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on October 8, 2024. Any such written notice must be sent to the Company via registered mail at the Company’s offices at Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Attention: Aya Landman, VP, Chief Compliance Officer & Company Secretary. All other shareholders voting on the proposals are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposals (in the case of Item 1, excluding a personal interest that is not related to a relationship with a controlling shareholder); otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

 07/19

Under the Israeli Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

 08/19

PRINCIPAL SHAREHOLDERS

The following table presents as of August 15, 2024 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the U.S. Securities and Exchange Commission ("SEC"), by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	ORDINARY SHARES BENEFICIALLY OWNED(1)
SHAREHOLDER	NUMBER	PERCENTAGE
Israel Corporation Ltd.(2)	567,018,587	43.95%
Migdal Insurance & Financial Holdings Ltd.(3)	78,690,320	6.10%
Harel Insurance Investments & Financial Services Ltd.(4)	70,590,979	5.47%
Altshuler Shaham Ltd.	64,691,143	5.01%
The Phoenix Holdings Ltd.	64,690,757	5.01%

(1)	The percentages shown are based on 1,290,205,828 Ordinary Shares issued and outstanding as of August 15, 2024 (excludes 24,589,836 Ordinary Shares held by us and our subsidiaries).

(2)	Israel Corporation Ltd. ("Israel Corp.") is a public company listed for trading on the TASE. Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. ("Millenium") and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of June 30, 2024, Millenium held approximately 38.29% of the issued share capital (and 38.66% of the voting rights) in Israel Corp., which held, as of June 30, 2024 approximately 43.95% of the voting rights and approximately 43.13% of the issued share capital of the Company. To the best of Israel Corp.’s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. ("Mashat"). Mashat is wholly owned by Ansonia Holdings Singapore B.V. ("Ansonia"), which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of Court Investments Ltd. ("Court"), a Liberian company. Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of June 30, 2024, Lynav Holdings Ltd., which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, held directly approximately 4.72% of the issued share capital (and approximately 4.77% of the voting rights) of Israel Corp. In addition, as of June 30, 2024, Kirby Enterprises Inc., which to the best of Israel Corp.’s knowledge, is indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, held approximately 0.75% of the issued share capital (and approximately 0.76% of the voting rights) of Israel Corp. Furthermore, Mr. Idan Ofer held directly approximately 3.97% of the issued share capital (and approximately 4.01% of the voting rights) of Israel Corp. as of June 30, 2024.

 09/19

(3)	Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. ("Migdal") with the SEC on January 31, 2024. According to the Schedule 13G, of the 78,690,320 Ordinary Shares reported as beneficially owned by Migdal (i) 78,690,320 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,229,615 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

(4)	Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel"), with the SEC on January 30, 2024. According to the Schedule 13G/A, of the 70,590,979 Ordinary Shares reported as beneficially owned by Harel (i) 67,917,056 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,962,970 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 710,953 Ordinary Shares are beneficially held for its own account.

(5)	Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. ("Altshuler"), with the SEC on January 17, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442 Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler, (ii) 3,378,702 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham. Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment management capacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lacks authority with respect to the voting of all of such Ordinary Shares.

(6)	Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by The Phoenix Holdings Ltd. ("Phoenix"), with the SEC on December 28, 2023. According to the Schedule 13G/A, the 64,690,757 Ordinary Shares reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the "Phoenix Subsidiaries"). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

10/19

DISCLAIMER AND SAFE HARBOR

FOR FORWARD-LOOKING STATEMENTS

This Proxy Statement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "predict," "strive," "target," "up to," "expansion," or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non- historical matters. Because such statements deal with future events and are based on our current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024 (the "2023 Annual Report"), and in subsequent filings with the SEC and the ISA. Our strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to risk factors discussed under Item 3 – Key Information – D. Risk Factors in the 2023 Annual Report. Forward-looking statements speak only as of the date they are made and, except as otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

NON-IFRS FINANCIAL MEASURES

Included in this Proxy Statement are references to financial measures that are not prepared in accordance with International Financial Reporting Standards ("IFRS"), such as adjusted operating income, adjusted net income attributable to shareholders and adjusted EBITDA. Our management uses these non-IFRS measures to evaluate the Company’s business strategies and performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. These non-IFRS financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-IFRS financial measures differently than the Company. Please refer to Item 2 of this Proxy Statement and the adjustments table and disclaimer set forth in the Company’s earnings release for the second quarter of 2024 filed on Form 6-K with the SEC on August 14, 2024 (the "Q2/2024 Earnings Release") for additional information about such non-IFRS financial measures.

11/19

ITEM 1

RE-ELECTION OF MS. DAFNA GRUBER AS AN EXTERNAL DIRECTOR

(WITHIN THE MEANING OF THE ISRAELI COMPANIES LAW)

FOR A SECOND THREE-YEAR TERM

Public companies incorporated under Israeli law, such as us, are required by the Israeli Companies Law to have at least two external directors. The Company’s external directors are elected for periods of three consecutive years, in accordance with the Israeli Companies Law and regulations thereunder. Generally, external directors may serve for up to three terms of three years each, and our Board of Directors may nominate external directors, for election by the shareholders, for additional terms of three years each, subject to certain conditions. The rationale for implementing a three-year term for external director service under Israeli law, as opposed to our other directors who are elected annually, it to preserve their independence, by allowing them to make independent decisions without the concern of immediate removal.

The external directors are required to meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. An external director is required to have either financial and accounting expertise or professional qualifications, as such terms are defined in regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. All of the external directors of a company must be members of its audit committee and compensation committee, and every other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director.

Our Board of Directors currently includes two external directors, Dr. Miriam Haran, who will continue to serve in accordance with her second three-year term until July 17, 2027, and Ms. Dafna Gruber, who was elected to serve as an external director for an initial three-year term on January 27, 2022. Accordingly, at the Meeting, shareholders are being asked to elect Ms. Gruber to serve as an external director for a second three-year term, commencing on January 27, 2025. If elected at the Meeting, during her second three-year term, Ms. Gruber will continue to serve as the chair of our Audit & Accounting Committee and as a member of our HR & Compensation Committee and Financing Committee.

Ms. Gruber has confirmed that she complies with all requirements of an external director under the Israeli Companies Law and has “financial and accounting expertise,” as defined in regulations promulgated under the Israeli Companies Law, and that she possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill her duties as an external director. ICL’s Board of Directors determined that Ms. Gruber is an independent director under the rules of the New York Stock Exchange. In addition, the Board of Directors has determined that Ms. Gruber qualifies as an “audit committee financial expert”, as defined under SEC rules, and as an “expert external director”, as defined in regulations promulgated under the Israeli Companies Law.

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If elected at the Meeting, Ms. Gruber will be compensated according to the fixed annual and per meeting fees payable by ICL to an “expert external director” under the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 5760-2000, as adjusted from time to time (the “Compensation Regulations”). In addition, if elected, Ms. Gruber will continue to benefit from the indemnification, insurance and exemption agreement that we previously issued to her, and from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors, including external directors, for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Compensation Regulations as well as our Compensation Policy, as currently in effect and as proposed to be amended and restated at the Meeting (see Item 2).

A brief biography of Ms. Gruber is set forth below based on information furnished to us:

Ms. Gruber currently serves as the chief financial officer of Netafim Ltd. (“Netafim”), a precision irrigation solutions company. Prior to joining Netafim, Ms. Gruber held chief financial officer positions in various companies including Clal Industries Ltd. from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director of Cellbrite Ltd. Additionally, Ms. Gruber previously served as an external director of Tufin Ltd., a public company, and as an independent director of the following public companies: TAT Technologies Ltd., Nova Measuring Instruments Ltd., and Cognyte Ltd. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

Pursuant to the disclosure in the proxy statement for the Company’s extraordinary general meeting of shareholders held on January 27, 2022 (at which Ms. Gruber was initially elected to serve as an external director), regarding the existence, from time to time, of negligible business relationships between Netafim and ICL (through ICL’s subsidiaries), on August 18, 2024, ICL’s Audit & Accounting Committee examined the negligibility of such relationships, namely: (i) services rendered, from time to time, in the ordinary course of business, by Agmatix (ICL’s agro informatics start -up company that develops data- driven solutions for agriculture professionals worldwide) to Netafim, for negligible consideration in an average monthly amount of approximately $420 that does not exceed in the aggregate $6,000 per year; and (ii) Netafim serves, from time to time, in the ordinary course of business, as a vendor to ICL’s subsidiaries, for negligible consideration that does not exceed in the aggregate $50,000 per year. Accordingly, ICL’s Audit & Accounting Committee determined, including based on a certification of Ms. Gruber, that such relationships are negligible from the Company’s and Ms. Gruber’s perspective, pursuant to the Israeli Companies Regulations (Matters that do not Constitute Affinity), 5767- 2006. Ms. Gruber has also certified that she is not substantially involved in such relationships. Similar negligible engagements may occur in the future between ICL and Netafim, subject to applicable law.

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PROPOSED RESOLUTION

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Dafna Gruber be elected to serve as an external director of the Company for a second three-year term, commencing on January 27, 2025.”

REQUIRED APPROVAL

The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of the re-election of Ms. Gruber as an external director. In addition, the approval of the proposal is also subject to the fulfillment of the Special Majority. For additional information, see above “Vote Required for Approval of the Proposals.”

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF MS. GRUBER TO SERVE AS AN EXTERNAL DIRECTOR FOR A SECOND THREE-YEAR TERM, COMMENCING ON JANUARY 27, 2025.

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ITEM 2

APPROVAL OF AN AMENDED AND RESTATED COMPENSATION POLICY FOR OFFICE HOLDERS

Pursuant to the Israeli Companies Law, ICL has adopted a compensation policy for Office Holders (as such term is defined in the Israeli Companies Law), which creates a coherent system of rules and principles for compensation and incentives for its officers and directors. According to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the Board of Directors, following recommendation by the HR & Compensation Committee, and approved by the shareholders by the Special Majority for Compensation (as defined above). Our current Compensation Policy for Office Holders was approved by the general meeting of our shareholders on March 30, 2022 (the “Current Compensation Policy”).

Accordingly, our HR & Compensation Committee and Board of Directors conducted a comprehensive and thorough review of the Current Compensation Policy. In connection with its review, the HR & Compensation Committee and Board of Directors considered (among other things) benchmarks of local peer group companies prepared by an independent consultant, in order to ensure that the Company’s compensation practices are aligned with, and competitive relative to, market practices. Following such review, the HR & Compensation Committee and Board of Directors concluded that the Current Compensation Policy is appropriate and suitable for the needs of the Company, other than a few amendments that are proposed to be made, as described below.

We believe that the Current Compensation Policy has proved to be efficient and successful in reflecting the desired compensation structure for executive officers and directors, as well as creating the appropriate balance between incentivizing executive officers and our risk management policy. Therefore, only minor adjustments are being proposed to our Current Compensation Policy, which reflect experience gained from the implementation of our Current Compensation Policy since its adoption.

Accordingly, following the discussions and recommendation of the HR & Compensation Committee, the Board of Directors discussed, approved and recommended that the shareholders approve an amended and restated Compensation Policy for Office Holders, substantially in the form attached to this Proxy Statement as “Appendix A” (the “Amended and Restated Compensation Policy”).

15/19

Like our Current Compensation Policy, the Amended and Restated Compensation Policy is intended to enable the Company to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive our long-term goals by structuring a compensation package that maintains the balance between fixed and variable components as well as short-term and long-term components. The Company seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to executive officers in similar industries and positions, in both global and local companies, as relevant and if applicable for each position.

The primary changes introduced in the Amended and Restated Compensation Policy in comparison to the Current Compensation Policy are summarized below. The summary below of the changes to the Current Compensation Policy, as set forth in the Amended and Restated Compensation Policy, is not exhaustive and is qualified in its entirety by reference to the form of the Amended and Restated Compensation Policy, a copy of which is attached as Appendix A hereto.

(i)	The current ratios between each of the Company’s chief executive officer (“CEO”) and other executive officers to the average and median of other employees’ (including the Executive Chairman of the Board) overall compensation have been updated to reflect the 2023 ratios. See Section 5 of the Amended and Restated Compensation Policy.

(ii)	The annual bonus (“STI”) formula for the CEO has been amended to provide that out of the 80% measurable STI target, between 50%-100% will be measured against financial goals included in the annual budget for the relevant fiscal year, and the remaining measurable STI target will be measured against non-financial measurable goals. The list of financial and non-financial measurable goals remains unchanged. In addition, the payout factor for non-financial measurable goals for excellent performance by the CEO has been expanded to a range between 100%-125%. See Section 7.2.1 of the Amended and Restated Compensation Policy.

(iii)	The list of financial goals’ adjustments for purposes of calculating the STI of the Executive Chairman of the Board and the CEO for any given year, now includes an adjustment for force majeure events (including pandemics, natural disasters, war (including related geopolitical developments), strikes and shutdowns, general emergency situations, an offensive event against the Company or against its facilities (including cyber-attacks), etc.) that were not considered for purposes of determining the annual budget. See Section 7.6 of the Amended and Restated Compensation Policy, which sets forth certain potential adjustments to amounts set forth in ICL’s annual financial statements for purposes of the calculation of the STI payout of the Executive Chairman of the Board and the CEO. This adjustment shall also apply to amounts set forth in ICL’s annual report for the year ending December 31, 2024 (to be filed during the first quarter of 2025), for purposes of calculating the payout of the STI awards for 2024 of the Executive Chairman of the Board and the CEO, in order to align the financial measures for purposes

16/19

of calculating such 2024 STI payouts with the 2024 financial measures reported by the Company. For adjustments made to our operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA for the six months ended June 30, 2024, which include an adjustment for charges related to the security situation in Israel as a result of the war that commenced in October 2023, representing 3.52% of adjusted EBITDA for the six months ended June 30, 2024, see the Q2/2024 Earnings Release. Adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA are non-IFRS financial measures. Please refer to the adjustment tables and non-IFRS financial measures’ disclaimer set forth in Q2/2024 Earnings Release, and the “Non-IFRS Financial Measures” disclaimer above.

(iv)	The Amended and Restated Compensation Policy includes reference to ICL’s Recoupment Policy (a copy of which is attached as Exhibit 4.7 to the 2023 Annual Report) that was adopted after the approval of the Current Compensation Policy. See Section 7.7 of the Amended and Restated Compensation Policy.

(v)	The equity- based compensation (“LTI”) has been expanded to provide that in addition to the Company, its direct or indirect subsidiaries may offer LTI awards to ICL’s executive officers. The provisions relating to LTI awards shall generally apply, with the necessary adjustments, to LTI awards granted by an ICL subsidiary, except that (i) the exercise price of options granted by a subsidiary that is a private company shall be no less than the fair market value of such a subsidiary’s ordinary shares, as determined in an external appraisal appointed by ICL’s Board of Directors; and (ii) the 10% limitation on total dilution from outstanding and proposed LTI plans shall not apply to a private subsidiary of ICL. In addition, LTI awards may now also be granted in the form of phantom units redeemed in cash or shares, and in the case of redemption in cash, the payout upon exercise thereof (calculated as of the payment date) will be limited to the maximum cap amounts set forth in Section 8.6 of the Amended and Restated Compensation Policy in effect on the LTI grant date. See Section 8 of the Amended and Restated Compensation Policy.

(vi)	A provision has been introduced providing that maximum amounts stated in the Amended and Restated Compensation Policy that are denominated in U.S. dollars will be converted to New Israeli Shekels (“NIS”) based on the official U.S. dollar/NIS exchange rate, at a rate that shall not be less than the U.S. dollar/ NIS exchange rate in effect on the date this Proxy Statement is publicly filed, in order to protect against potential declines in the exchange rate. In addition, NIS-denominated maximum amounts (converted from U.S. dollars in the manner described above) will be adjusted from time to time to reflect increases to the Israeli Consumer Price Index known on the date this Proxy Statement is publicly filed. See Section 2.4 of the Amended and Restated Compensation Policy. The Amended and Restated Compensation Policy also provides that the maximum values of LTI Awards that may be awarded per annum do not include LTI Awards granted prior to the date this Proxy Statement is publicly filed. See footnote 6 of the Amended and Restated Compensation Policy.

17/19

As the Amended and Restated Compensation Policy includes the formulas for the STI plan of Mr. Yoav Doppelt, the Executive Chairman of the Board (who serves as the Chief Executive Officer of Israel Corp., our controlling shareholder), and Mr. Raviv Zoller, ICL’s President and CEO, shareholder approval of the Amended and Restated Compensation Policy shall also constitute shareholder approval by the Special Majority for Compensation of the STI plan and STI payouts to Mr. Doppelt and Mr. Zoller, in accordance with the Amended and Restated Compensation Policy.

If approved by the shareholders at the Meeting, the Amended and Restated Compensation Policy shall be in effect as of the date of the Meeting (other than the financial goals’ adjustments set forth in amended Section 7.6 thereof, which shall apply as described above) and may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

In the event that the shareholders do not approve the Amended and Restated Compensation Policy, under the Israeli Companies Law, the Board of Directors may approve the Amended and Restated Compensation Policy even if the shareholders object to its approval, provided that the HR & Compensation Committee and thereafter the Board of Directors decide that the approval of the Amended and Restated Compensation Policy, despite the objection of the shareholders, is in the best interests of the Company.

PROPOSED RESOLUTION

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Amended and Restated Compensation Policy for Office Holders, in the form attached as Appendix A to the Proxy Statement for the Meeting, including the application of the financial goals’ adjustments in amended Section 7.6 thereof for purposes of calculating the annual bonus payout for 2024 of the Executive Chairman of the Board of Directors and the CEO.”

REQUIRED APPROVAL

The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of the proposal. In addition, the approval of the proposal is also subject to the fulfillment of the Special Majority for Compensation. For additional information, see above “Vote Required for Approval of the Proposals.”

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE RESOLUTION UNDER ITEM 2.

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SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law and regulations thereunder. Any such shareholder(s) may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: ICL Corporate Secretary, no later than August 28, 2024.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Aya Landman, Adv.

VP, Chief Compliance Officer & Company Secretary

August 21, 2024

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Appendix A – Annotated Compensation Policy - ICL’s October 9th, 2024 Extraordinary General Meeting

~~March 2022~~August 2024

ICL Group Ltd.

Compensation Policy for Office Holders

1.	General

1.1.	This document is designed to detail the compensation policy of ICL Group Ltd. ("ICL" or the "Company") for its Office Holders, as such term is defined in the Companies Law, 1999 ("Companies Law").

1.2.
This policy does not grant any legal rights to ICL's Office Holders. ICL's Office Holders shall be entitled only to the compensation granted to each of them specifically by the HR & Compensation Committee, the Board of Directors ("Board"), and where required, subject to the approval of the shareholders of the Company. For purposes of this policy, the term "Authorized Organ" shall refer to the relevant corporate organ or organs stated above, the approval of which is required under the Companies Law for the relevant compensation.

1.3.
In the event that an Office Holder shall receive compensation which is less favorable than the compensation described under this policy for an Office Holder in the same position at ICL, this shall not constitute an exception to this policy.

1.4.
For purposes of this policy, “Executive Officers” shall refer to Office holders (as such term is defined in the Companies Law) that have an active executive role with the Company, including a (full or part time) executive chairman of the Board, and shall not refer to non-executive members of the Board, unless otherwise expressly indicated.

1.5.	This policy is written in the masculine form for convenience only and is intended for women and men alike.

1.6.
Upon the approval of this policy by the shareholders of the Company, the compensation policy that was in place until such date shall be replaced in its entirety by this amended and restated compensation policy.

2.	Compensation Objectives and Principles

2.1.
ICL is a leading global specialty minerals company. ICL Group creates impactful solutions for humanity's sustainability challenges in global food, agriculture, and industrial markets, and leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL).

2.2.
This policy is intended to enable ICL to attract and retain, on a global basis, highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive the Company's long-term goals by structuring a compensation package that maintains the balance between fixed and variable components. As such, the compensation package for Executive Officers will generally have the following characteristics:

2.2.1.	compensation elements will be clear and transparent;

2.2.2.	components of the compensation package will be aligned with ICL's short-term and long-term goals;

2.2.3.	compensation will be structured in ways that aligns Executive Officers' interests with shareholders' interests;

2.2.4.	a significant portion of the compensation package will be "at risk" and based on corporate performance as well as individual performance;

2.2.5.	equity-based compensation will be subject to a vesting period of over at least three (3) years.

2.3.
In addition to the characteristics above, the compensation will be structured so as to ensure balanced and effective risk management by encouraging excellent performance without promoting excessive risk-taking deviating from the framework outlined by the Board. ICL believes that the following factors may help to discourage inappropriate risk-taking:

2.3.1.	a balanced mix of compensation components: fixed component, short-term variable component and long-term variable component;

2.3.2.	The compensation goals should reflect a mix of quantitative and qualitative performance measures;

2.3.3.	setting caps on the variable compensation components;

2.3.4.	determining claw-back provisions with respect to variable compensation.

2.4.
All maximum amounts stated in this policy in USD will be converted to ILS based on the official USD to ILS exchange rate on the date of grant, payment or engagement, as applicable. The minimum exchange rate will be set according to the rate on the date the proxy statement for shareholder approval of this compensation policy is filed (the “Proxy Date”). In addition, all maximum amounts stated in this Policy will be adjusted according to the Israeli CPI increase, as of the Proxy Date.

3.	Compensation Components

The overall compensation of ICL's Executive Officers shall be composed of various components, fixed and variable. ICL’s Executive Officers’ Total Compensation is composed of the following elements:

▪	Base Salary

▪	Social and other benefits

▪	Annual Cash Bonus (Short term Incentive or STI)

▪	Equity-based compensation (Long-Term Incentive or LTI)

▪	Retirement and Termination arrangements

It should be noted that this policy refers, among others, also to the terms of service and/or employment of an Executive Chairman that is either employed by the Company or that provides services thereto.

ICL seeks to establish a base salary and total compensation that is competitive with the base salary and total compensation paid to Executive Officers in similar industries and positions, in both global and/or local companies, as relevant and if applicable for each position.

4.	Ratio between Fixed and Variable Components

The ranges for the desirable ratios between the fixed and the variable components of the Executive Officers compensation are detailed below. The ratios represent the ratio of the fixed or variable component out of the overall compensation:

Office Holders	Fixed Component (Base Salary)	Variable Components (Bonuses & LTI)
CEO[1]	15% - 60%	40% - 85%
Executive Chairman[1]	0% – 40%	60% - 100%
Executive Officers (other than Executive Chairman, CEO)	20% - 60%	40% - 80%
Board Members	50% - 100%	0% - 50%

The ratios stated in the table above represent the potential pay mix; however, the actual ratios may vary based on performance in a given year. For example, in a year with no or limited variable component, the ratio between the fixed compensation and the overall compensation may be higher than stated above.

[1]
The minimal ratio of 15% or 0% fixed component out of the overall compensation, and respectively, the maximum ratio of 85% or 100% variable component out of the overall compensation, represents a situation whereby the Executive Chairman or the CEO, as the case may be, reach their maximum caps of entitlement to the variable components (Bonuses & LTI) in a given year or whereby the Executive Chairman does not receive a Fixed Component and reaches his maximum caps of entitlement to the Variable Components in a given year.

5.	Internal Company Comparison

Upon approval of compensation for an Executive Officer, the Authorized Organs will examine, inter alia: the ratio between the base salary of the Executive Officer and the average and median salary of the other employees of ICL (including contractors’ workers employed with ICL); and the ratio between the cost of the employment of the Executive Officer and the average and median cost of employment of the other employees (including contractors’ workers employed with ICL), and the influence of such ratios on the working relations in the Company, taking into consideration the Company's size, nature of operations, and the market in which it operates.

The table below shows the current ratio based on ~~2021~~  2023 cost of labor data, between the overall cost of employment of ICL’s CEO and the average and median overall cost of employment for all other ICL employees (i.e. the employees of the public company only, including the contractor’s workers), and the current ratio between the average cost of employment of Executive Officers (other than the CEO) and the average and median overall cost of employment for all other ICL employees, assuming 12 months of employment, payment of the Target STI (as defined below) for  ~~2021~~  2023 and assuming the value of equity‐based compensation for one vesting annum as valued at the date of grant according to the most updated equity based compensation plan~~2~~:

Position	Ratio to average of other employees' Overall Compensation	Ratio to median of other employees' Overall Compensation
CEO	Approx. ~~11.4~~12.8 times	Approx. ~~19.8~~21.6 times
Executive Officers (other than CEO)	Approx. ~~5.4~~6 times	Approx. ~~6.9~~8 times

6.	Fixed Compensation

6.1.	Base Salary

The base salary may vary between the Executive Officers in ICL and shall be individually determined according to some or all of the following considerations:

▪	Executive Officer's educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements;

~~[2]~~	~~The table does not include information regarding Executive Chairman~~

▪	Executive Officer's position and scope of responsibility;

▪	Executive Officer's previous compensation agreements;

▪	Comparable compensation agreements within ICL;

▪	Comparable positions in other local and/or global companies as relevant and if applicable to the position.

Annual Base Salary Review - The Authorized Organs may conduct an annual review of the base salary of the Executive Officers, while considering some or all of the following factors:

▪	the position of the relevant Executive Officer;

▪	scope of responsibility;

▪	relevant Executive Officer's achievements;

▪	professional and business experience of the Executive Officer;

▪	previous salary agreements signed with the relevant Executive Officer;

▪	salary levels for comparable positions within ICL;

▪	size of the company and nature of its operations

▪	ICL's macroeconomic environment; and

▪	comparative relevant market analysis

The base salary includes cash benefits (such as convalescence pay, clothing and welfare package) and it may be linked to the applicable index.

6.2.	The maximum annual base salary for Executive Officers shall not exceed the following amounts~~3~~:

6.2.1.	Executive Chairman –	$803,000

6.2.2.	CEO –	$978,000

6.2.3.	Other Executive Officers –	$575,000

6.3.	Sign-on Bonus

In order to attract highly qualified executives, the Authorized Organs may grant an Executive Officer a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the HR & Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to hire the specific Executive Officer. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, the specific circumstances involved in hiring of such Executive Officer, including circumstances of relocation and such other criteria as specified in Section 6.1 above with respect to base salary. In addition, consideration may be given to the compensation the Executive Officer was likely denied (as a high probability) from his previous employer due to joining the Company. In the event the Executive Officer leaves the Company within twenty-four (24) months of joining the Company, the Executive Officer may be required to return such sign-on bonus to the Company.

~~[3]~~
~~The Israeli Shekels (ILS) cap amounts remain unchanged compared to the previous compensation policy. CAPS in USD denominated amounts have been adjusted to reflect an appreciation of 15% of USD/ILS exchange rate from January 2019 through the date of the approval of the new compensation policy by the board of directors.~~

6.4.	Social and Other Benefits

ICL's Executive Officers may be entitled to social and other benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized Organs deems advisable to provide a competitive employment package. Such benefits may include, inter alia:

▪	Annual vacation as customary;

▪	Annual sick leave as customary;

▪	Company contributions to pension funds and disability and life insurance policies;

▪	Company contributions to educational funds or other savings vehicles;

▪	Additional benefits may include, inter alia, the following benefits ("Additional Benefits"):

o	Providing a Company car or a car allowance;

o	Providing communication packages, including telephone, and computers with internet access;

o	Subscriptions to relevant literature;

o	Life insurance;

o	Health insurance;

o	Relocation and housing allowances;

o	Courses and trainings;

o	Professional association membership fees (lawyers bar, accountants bar, etc.);

o	Financial/Tax planning in case of relocation.

In addition, ICL's Executive Officers are also entitled to reimbursement of expenses related to their duties, as is customary in the Company and when applicable tax gross-ups as customary in the market. If the Executive Officer provides services to the Company as an independent contractor or through a management company controlled by him, the payment to that Executive Officer or to the said company will reflect the components of the fixed compensation (plus applicable taxes, such as VAT) in accordance with the principles of this policy.

7.	Annual Cash Bonus

7.1.
ICL's Executive Officers may be entitled to an annual compensation in accordance with the short-term incentive plan (the "STI Plan" or "STI"). The STI Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company's annual and long-term goals while focusing, among other things, on individual goals that will be defined for each of the Executive Officers. The STI Plan may include rules for eligibility in cases the Executive Officer serves for only part of the relevant year. STI Plans payouts to Executive Officers, excluding the CEO and the Executive Chairman, may be calculated by using measurable financial metrics and/or measurable non-financial metrics, as pre-determined or pre-approved by the HR & Compensation Committee and the Board, and\or a qualitative evaluation. It is clarified that, the HR & Compensation Committee and Board of Directors may determine in any given year, that the STI payout for Executive Officers, other than the CEO and Executive Chairman, in whole or in part, will be granted according to a qualitative evaluation of non-measurable items of the said organs, subject to the maximum payouts set forth in Section 7.4 below.

7.2.	Annual STI for the CEO

The Target STI for the CEO represents the conceptual payout amount for 100% performance level (i.e. achieving weighted 100% of all targets) in a given year.  The Target STI for the CEO shall not exceed 120% of the CEO' annual base salary.

80% of the CEO's STI target will be measured against performance level of annual measurable financial and measurable non-financial goals set forth by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed below.

20% of the CEO's STI target will be measured based on a qualitative evaluation by the HR & Compensation Committee and the Board of Directors after receiving a recommendation of the Executive Chairman.

7.2.1.	Measurable Financial and measurable non-financial goals

The HR & Compensation Committee and the Board of Directors will define the goals and the weight of each goal at the beginning of each year after receiving a recommendation  ~~of~~  from the Executive Chairman.  Out of the  measurable 80% STI target,  ~~at least 60% of STI target~~  between 50%‐100% will be measured against financial goals that will be included in the annual budget.  The financial goals shall be selected out of the following list: meeting working capital objectives, meeting cash flow objectives,  meeting  CAPEX  objectives,  improving  capital  structure,  economic  profit  objectives, meeting sales' increase objectives, meeting budget objectives of sales, operating income, gross income, EBITDA and net income.  Such measurable financial goals shall be determined by the HR & Compensation Committee and the Board of Directors at the beginning of the year, according to ICL's annual budget for the respective year, and shall be measured against the budget for purposes of determining the actual performance.  The financial goals must include operating income and/or net income. The Financial actual performance figures shall be adjusted according to paragraph 7.6 below.

The  ~~other 20% (a correction of a typo) (or less) of~~  remaining measurable STI target, will be measured against other measurable non‐financial goals.

The non-financial goals shall be selected out of the following list: achieving strategic objectives selected from ICL's strategic plan, completing strategic projects' milestones, achieving efficiency improvements' objectives, meeting safety, sustainability and environmental objectives, meeting compliance programs' objectives, meeting human resources strategic objectives and meeting merger and acquisition objectives and related integration objectives.

The HR & Compensation Committee and the Board of Directors shall define at the beginning of each year the performance level, as detailed in the table below, for each measurable non-financial goal.

The achievement level of each goal will be measured independently of other goals.  Below are two tables which illustrate the way measurable financial goals and measurable non-financial goals are measured and then translated to payout factors.

Table A- Measurable Financial goals:

Performance level	Payout factor
Below 60% of budget (threshold)	0
Between 60% - 90% of budget	0.6
Between 90% - 120% of budget	0.9 – 1.2 (linear and continuous)
Above 120%	1.5

Table B- Measurable Non-Financial goals:

Performance level	Payout factor
Threshold	0
Partial	0.6
Good	0.8
Excellent	1.0 – 1.25

The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the beginning of the year.  The performance level is then converted to payout factor according to the above tables.  Then payout factor is applied by the relative weight of the relevant goal from the STI target. All products are then being added to form the payout for measurable financial and measurable non-financial performance.

7.2.2.	Qualitative evaluation of the CEO overall performance

20% of the STI target will be measured based on a qualitative evaluation by HR & Compensation Committee and the Board of Directors of the CEO's performance during the relevant fiscal year.  The maximum payout for this component cannot exceed the higher of 3 base monthly salaries or 25% of total actual STI payout.

7.2.3.
If either ICL operating income and/or net income actual performance (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout under this plan for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

7.2.4.	The maximum STI payout for the CEO cannot exceed for any given year, the lower of 130% of the CEO's target STI for such year or $1,500,000.

7.2.5.
In case the CEO’s employment terminates prior to the end of the fiscal year, the HR & Compensation Committee and the Board of Directors may approve prorated STI payout for the CEO after the end year results are published. The prorated calculation will reduce the CEO’s Target STI relatively to his employment period during the fiscal year.

7.3.	Annual STI for ICL Executive Chairman of the Board ("CoB")

The Target STI for the CoB represents the conceptual payout amount for 100% performance level (i.e. achieving weighted 100% of all targets) in a given year.  The target STI for the CoB shall not exceed 120% of the CoB annual base salary.  To the extent an Executive Chairman of the Board does not receive an annual base salary or management fee, the target STI for the CoB shall not exceed $630,000.

30% of the CoB's STI target will be measured against the performance level of ICL EBITDA; 30% against the performance level of ICL Operating Income; 20% against the performance level of ICL Net Income, and 20% against the performance level of ICL Revenues. These goals will be taken from ICL budget for the relevant fiscal year, and each will be measured as adjusted according to paragraph 7.6 below.

The achievement level of each goal will be measured independently of the other goals.  The performance level of each goal is determined by comparing the actual relevant year performance to the goal set forth in the ICL budget.  The performance level is then converted to payout factor according to Table A.  Then payout factor is applied by the relative weight of the relevant goal from the STI target.  The products are then being added to form the payout for the CoB under this plan.

7.3.1.
If ICL Operating income and/or Net income (as adjusted according to paragraph 7.6 below) will not meet the threshold performance level (60% of budget), there will be no payout for the CoB under this plan.

7.3.2.	The maximum STI payout for the CoB shall not exceed, for any given fiscal year the lower of 150% of the CoB target STI or $1,000,000.

7.4.
The maximum STI payout for Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer target STI for such year or $1,000,000.

7.5.
Discretion of the Board to Reduce Bonuses - The Board of Directors shall have the discretion to reduce the amount of the STI Payout of an Executive Officer in any given year, based on circumstances determined by the Board.

7.6.
The Measurable Financial Goals for purposes of calculating the CEO and the Executive CoB's STI, for any given year, will be calculated according to the figures from ICL's annual reports and will be adjusted by applying the following adjustments:[4]

•	Mergers, acquisitions, restructuring or divestments ("M&A") of entities, businesses or assets, including adjustment of the capital gain or loss; accounting impact of such M&A and any related costs.

•	Changes in the company's applicable GAAP or new/revised accounting standards, that were not considered for purposes of determining the annual budget.

•	Income or expense from legal claims or tax impacts, that are not related to the current year, including tax assessments, that were not considered for purposes of determining the annual budget.

•	Environmental undertakings, that were not considered for purposes of determining the annual budget.

•
Income or loss resulting from updates to provisions (that are included in the last annual financial statements) due to changes in the underlying assumptions relating to: regulations, interest or exchange rates, that were not considered for purposes of determining the annual budget.

•	Income or loss resulting from impairment of assets, that were not considered for purposes of determining the annual budget.

•
Income or loss resulting from force majeure events, including pandemics, natural disasters, war (including related geopolitical developments), strikes and shutdowns, general emergency situations, an offensive event against the Company or its facilities (including cyber-attack), etc., that were not considered for purposes of determining the annual budget.

[4]	Any Adjustment (counted separately) under $2 million will not be applied.

7.7.	Compensation Recovery ("Claw-Back")

Each Executive Officer will be required to refund any part of the annual bonus paid to him in excess based on financial results that are proven to be inaccurate and which are restated in the consolidated financial statements of the Company during the 3 years following the approval of the annual bonus by the Authorized Organs. The Authorized Organs shall decide upon the timing, form and terms of the aforementioned repayment, in accordance with ICL’s Compensation Recoupment Policy, as in effect from time to time (the “Recoupment Policy”).5 It is hereby clarified, that a restatement resulting from changes to the applicable law, regulations or accounting principles will not be regarded as a restatement that will trigger this "Claw-Back" provision.

Nothing in this Section 7.7 shall derogate from any other “claw-back” or similar provision(s) or requirement(s) regarding the recovery of erroneously awarded incentive compensation paid or awarded to Executive Officers by virtue of applicable laws, listing requirements and/or any other document, including, without limitation, the Recoupment Policy, in each case, provided and to the extent that any such provision or requirement does not conflict with Israeli law.

7.8.	Special Bonus

The Company may grant, subject to approvals required by law, a special bonus for those of the Executive Officers that have shown a unique contribution and/or considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and that the Executive Officer was dominant in their achievement (the "Special Bonus"). The Special Bonus will be determined by quantitative and/or qualitative parameters (which shall be disclosed in retrospect in accordance with the provisions of the law), and the personal contribution of the Executive Officer.

The maximum Special Bonus payout with respect to the CEO in any given year cannot exceed the difference between 3 base monthly salaries and the components of the Annual STI payout under the Annual Plan that are not determined in accordance with measurable parameters. The maximum Special Bonus with respect to the Executive Chairman in any given year cannot exceed 3 base monthly salaries.

The maximum Special Bonus payout with respect to any other Executive Officer in any given year cannot exceed 6 base monthly salaries.

The Special Bonus is a separate bonus from the STI under the STI Plan mentioned above.

[5]	A copy of the Recoupment Policy is attached as Exhibit 4.7 to ICL’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024.

8.	Equity-Based Compensation

From time to time, ICL and/or any of its direct or indirect subsidiaries may offer ~~its~~ ICL’s Executive Officers an equity-based compensation in the framework of an equity-based compensation plan (the "Long Term Incentive Plan" or "LTI"), aiming to retain the Executive Officers in their offices for long-term periods, while creating compensation that connects, for a long-term period, between the Executive Officers’ interest and the interest of the shareholders of the Company. The scope of LTI compensation granted to an Executive Officer shall be determined in accordance with each Executive Officer's position, responsibilities, achievements and skills. Such long-term plans shall be subject to the following criteria:

8.1.
Long term incentives may be granted in the form of stock options, Performance-based restricted shares, Performance-based restricted share units, Performance-based Phantom units redeemed in cash[6] or shares or other performance-based equity-based compensation vehicles ("LTI Awards").[7] Vesting and/or release from restriction of restricted shares and restricted share units may be subject to the Company's and/or the Executive Officer's performance.

8.2.
Each LTI Award shall be subject to a minimum vesting period over at least three (3) years, with a minimal vesting period of 12 months for the first portion of the LTI awards, and subject to the continuing service of the Executive Officer. Unless otherwise approved by the relevant authorized organs, vesting of outstanding ~~long-term~~ LTI Awards may be pro-rated for time and/or performance for departing Executive Officers. The terms of LTI Awards may include provisions for acceleration of vesting in certain events and corporate transactions, such as in the event of a merger, a consolidation, and an acquisition of the Company or of its assets or certain retirement provisions (as these terms will be defined in the applicable LTI compensation plan). Acceleration of LTI Awards will be allowed only in certain circumstances determined by the applicable authorized organs.

8.3.
The exercise price of any stock option will be no less than the average 30 trading days of ICL’s last known as adjusted to dividend share price during the period prior to the date of Board's approval/grant date, as applicable. The exercise price may be linked to the Israeli consumer price index. The exercise price may include an adjustment to dividend, to the extent distributed by the Company, and an adjustment to additional events in the Company's share capital, such as: distribution of bonus shares, rights issuance, consolidation or split of share capital, etc.

[6]
The payment received upon the exercise of Phantom units redeemable in cash (calculated at the payment date) will be limited to the maximum amounts specified in Section 8.6 in effect on the LTI Award grant date.

[7]
All terms regarding LTI Awards pursuant to Section 8 above shall apply, mutatis mutandis, to allocations of LTI Awards from ICL subsidiaries. If the allocating subsidiary is a private company, the exercise price of any stock options thereof shall be no less than the fair market value of such subsidiary’s ordinary shares, as determined in an external appraisal appointed by the Board.

8.4.	The exercise period of the LTI Awards ~~options~~ shall be of no more than ten (10) full years from the date of grant.

8.5.
The total potential dilution from outstanding and proposed LTI plans will not exceed 10 percent. The restrictions described in paragraph 8.5 will not be applicable in case of grant of LTI Awards based compensation to management and employees of a target company, in the event of a merger or acquisition of the target company and/or in a private subsidiary of ICL.

8.6.	LTI Awards granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum, the following amounts:[8]

o	Executive Chairman of the Board – $1,380,000[9]

o	CEO – $1,725,000

o	Other Executive Officers – $1,150,000

In addition, the Authorized Organs may consider determining a cap for the benefit deriving from the exercise of LTI Awards for any specific grant.

Except in cases of transactions that the Company is party to, that include, among others, distribution of shares in kind, stock split, consolidation of stock, payment of dividend, merger, reorganization, split or share exchange, the conditions of the equity-based grant will not be changed in a way of reduction of the exercise price of the options granted or cancellation of options in exchange for cash or in exchange for options with an exercise price that is lower than the exercise price of the options that were already approved.

8.7.
The HR & Compensation committee and the Board may resolve in the future to introduce shareholding guidelines to Executive Officers, according to which, Executive Officers will be required to hold a minimum number or value of shares, not inclusive of unvested holdings in unvested LTI Awards.

9.	Retirement arrangements

9.1
All of the Executive Officers may be entitled to release of funds accumulated in their favor and in their name in designated compensation funds for pension benefits and severance pay. To certain Executive Officers, additional funds may be paid, if and when there is a difference between the funds that were actually accumulated in the designated funds and the amount that equals their last base monthly salary upon termination multiplied by the number of years of seniority accumulated in the Company.

[8]
~~The Israeli Shekels (ILS) cap amounts remain unchanged compared to the previous compensation policy. CAPS in USD denominated amounts have been adjusted to reflect an appreciation of 15% of USD/ILS exchange rate from January 2019 through the date of the approval of the new compensation policy by the board of directors~~ The maximum amounts do not include LTI Awards granted prior to the publication of this Compensation Policy.

[9]	$1,380,000 is maximum value for an Executive CoB that does not receive base salary. The maximum value for an Executive CoB that does receive base salary is $1,150,000.

9.2	Advance Notice

ICL's Executive Officers shall be entitled to an advance notice upon termination as specified in the table below ("Advance Notice Period"), and as shall be determined in the applicable employment agreement (or any amendment thereof).

Executive Officer	Advance Notice Period
Executive Chairman, CEO	Up to 12 months
Other Executive Officers	Up to 6 months

During the Advance Notice Period, the Executive Officer may be required to continue to be employed by or provide services to the Company. During the Advance Notice Period, the Executive Officer may be entitled to all of his or her compensation terms, including STI payouts and continued vesting of his existing LTI plans. With respect to the CEO - for any period in which the CEO is not actually providing services to the Company throughout the notice period, the CEO's STI payout for such period will be calculated with 50% of the CEO's STI target measured against the performance level of ICL net income (as adjusted according to paragraph 7.6 above) and 50% of the CEO's STI target measured against the performance level of ICL operating income (as adjusted according to paragraph 7.6 above). These goals will be taken from ICL budget for the relevant fiscal year. It is clarified, that with respect to the CEO, during such period the STI formula provided in Section 7.2 above will not be applied, nor will the discretionary qualitative evaluation part of the formula.

To the extent an Executive Chairman of the Board does not receive a monthly base salary or management fee, he may still continue to be entitled to his terms of tenure for an additional period of 12 month following his end of tenure, including, for avoidance of any doubt, his annual STI payout and continued vesting of his existing LTI plans during such period.

9.3	Adjustment Period and non-compete obligations

In addition, ICL's Executive Officers may be entitled to an adjustment period of up to 6 months (the "Adjustment Period"), during which the Executive Officer may be entitled to the base salary and Social Benefits, while the Executive CoB may also be entitled to all of his other compensation terms, including STI payouts and continued vesting of his existing LTI plans. The Executive Officer may be obliged to obligate to non-compete provisions during the Adjustment Period. The Adjustment Period may apply only to such Executive Officer that his employment was not terminated as a result of "cause" or other circumstances that according to the Authorized Organ entitles evocation of severance payments. The Adjustment Period will be determined while taking into account the following considerations: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. Eligibility for the aforementioned Adjustment Period will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.4	Termination Grant

In addition to the above, the Authorized Organs may determine that an Executive Officer may be granted a termination payment (the "Termination Grant"), provided the Executive Officer was employed by, or provided services to, the Company for at least one (1) year. The Termination Grant shall be determined while considering: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service.

Eligibility for the aforementioned Termination Grant will either be included in the terms of employment of the Executive Officer, if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer or approved by the Authorized Organs prior to termination of employment.

9.5	Termination Grant upon Change of Control

In addition, ICL Executive Officers may be entitled to a one-time payment of up to 1 annual base salary, upon involuntary termination of the Executive Officer's employment with the Company, or a material demotion in the Executive Officer's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as defined by the Authorized Organs or in a relevant employment agreement or plan). Such arrangement enables retention and certainty for Executive Officers to support potential transactions that may be beneficial to shareholders.

9.6	Acceleration of LTI Awards

The terms of LTI Awards may include provision for acceleration of vesting in certain circumstances of termination or cessation of service initiated by the Company or as a result of change of control.

9.7
The aggregate amounts paid to Executive Officers pursuant to Sections 9.2 to 9.4, shall not exceed an amount equal to 12 months base salary, except for a few existing Executive Officers or employees that will be appointed as Executive Officers, that according to previous commitments of the company to them, are entitled to severance pay in amounts that together with their other termination benefits exceed the aforementioned maximum.

10.	Compensation of Members of the Board

The compensation of the Company’s non-executive members of the Board ("Directors"), may be comprised of a per-meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or LTI (as discussed below), all subject to any applicable law.  Non-executive directors are not eligible to participate in the company's pension plans.

In addition, ICL may reimburse or cover certain expenses of the Directors (including travel expenses) incurred in attending Board and committee meetings or performing other services for ICL in their capacity as directors.

Non-executive Directors (excluding directors whom are office holders of Israel Corporation Ltd.) may be eligible to participate in the Company’s LTI plans. The value of the LTI Awards granted to a non-executive Director on the date of grant, will not exceed (based on accepted valuation methods), 50% of the total value of the fixed directors' compensation, including per meeting compensation, per vesting annum. The terms of LTI Awards for non-executive directors may include provision for acceleration of vesting in certain circumstances of termination or cessation of service.10 The Non-executive directors will not be entitled to any performance based LTIs nor LTI in the form of options.

Directors that take on executive roles (for example, an Executive Chairman of the Board) will be subject to the provisions of this policy that apply to Executive Officers (as defined above).

11.	Management Fee

Subject to approval by the Authorized Organs, ICL may pay its controlling shareholder (as such term is defined under the law) annual management fees, which will equal the compensation for services provided to the Company by Executive Officers, including members of the Board, that are employed by, or providing services to, said Controlling Shareholder.

12.	Exculpation, Indemnification and Insurance

ICL may exculpate its Executive Officers (including its Directors) from a breach of duty of care, and may indemnify its Executive Officers (including its Directors) for any liability and expense that may be imposed on them, to the extent permitted by applicable law. ICL may provide insurance coverage through directors and officers liability insurance to its Executive Officers (including its Directors). The maximum aggregate coverage for any such insurance policy will not exceed $350 Million, as may be increased from time to time by the approval of the Authorized Organs.

[10]	In this regards it should be clarified, that termination of a Director's term and renewal for an additional term will not be regarded as termination of service.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 21, 2024

EXHIBIT INDEX

Exhibit No.                Description

99.1                             Form of Proxy Card for Extraordinary General Meeting of Shareholders